33-8584

02047225

RECD S.E.C.
JUL 29 2002
1086

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated July 29, 2002

PROCESSED
JUL 31 2002
THOMSON
FINANCIAL

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This report on Form 6-K contains a press release issued by Vodafone Group Plc on July 29, 2002, entitled "Vodafone Announces Positive Start to the Year".

29 July 2002

VODAFONE ANNOUNCES POSITIVE START TO THE YEAR

Vodafone Group Plc ("Vodafone") today announces key performance indicators for the first quarter ended 30 June 2002. The main highlights are:

- Increase in customer base to 103.9 million, including over 1.4 million organic net additions in the quarter
- ARPU showed the expected uplift especially in the key markets of the UK and Germany
- Data revenue rose to 14% of service revenues for the Group's controlled operations in June and to over 12% for the year

Sir Christopher Gent, Chief Executive of Vodafone, commented: "These KPI's show a positive start to the year and are in line with the expectations that were indicated at our full year results, with an expected initial uplift in ARPU, primarily from an improvement in activity levels. Data continues to improve, both as a percentage and absolutely, even before the launch of new services later this year."

Customer Growth

Overall, over 2.7 million registered proportionate customers were added in the quarter, including 1.3 million from stake changes, bringing the total registered proportionate base to 103.9 million.

Net customer growth in the quarter was partially offset by the necessary and expected disconnection in some major European markets of non-revenue earning handsets.

The overall customer mix continues to improve, particularly in Germany and the UK, with contract rising to 44% and to 39% of the base respectively.

Activity levels for the Group's controlled operations improved from 92% last quarter to 93% this quarter, largely due to the expected increase in prepaid churn in Germany and the UK.

Registered Blended ARPU

Registered blended ARPU in several markets, including the UK and Germany, showed an anticipated uplift, principally from improving activity levels.

Data as a Percentage of Service Revenues

Data as a percentage of service revenues continues to increase, exceeding 12% in the year to June and reaching 14% in the month of June for the Group's controlled operations. Improvements in data, both as a proportion and absolutely, were recorded in all major markets.

- ends -

For further information:
Vodafone Group
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Darren Jones, Senior Investor Relations Manager
Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges / John West
Tel: +44 (0) 20 7600 2288

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

QUARTERLY PROPORTIONATE NET CUSTOMER ADDITIONS – 31 MARCH 2002 TO 30 JUNE 2002

			CUSTOMER BASE				
COUNTRY	OPERATOR	PERCENTAGE OWNERSHIP[1] (%)	AT START OF PERIOD (thousands)	NET ADDITIONS (thousands)	STAKE CHANGES[2] (thousands)	AT END OF PERIOD (thousands)	PERCENTAGE PREPAID[4] (%)
NORTHERN EUROPE							
UK	Vodafone	100.0	13,186	(177)	-	13,009	61
Ireland	Vodafone	100.0	1,704	-	-	1,704	71
Netherlands	Vodafone	70.0	2,289	(4)	-	2,285	63
Sweden	Vodafone	71.1	827	*	-	*	*
Others			5,000	*	-	*	*
TOTAL			**23,006**	**(64)**	**-**	**22,942**	**56**
CENTRAL EUROPE							
Germany	Vodafone	99.8	21,434	(90)	1	21,345	56
Hungary	Vodafone	68.3	330	49	49	428	91
Others			1,567	62	-	1,629	42
TOTAL			**23,331**	**21**	**50**	**23,402**	**53**
SOUTHERN EUROPE							
Greece	Vodafone	51.9	1,539	39	-	1,578	72
Italy	Vodafone Omnitel	76.6	13,560	204	1	13,765	91
Malta	Vodafone	80.0	122	-	-	122	92
Portugal	Vodafone	50.9	1,445	24	-	1,469	74
Spain	Vodafone	93.8	7,241	90	172	7,503	54
Albania	Vodafone	76.4	130	36	-	166	98
Others			438	32	-	470	64
TOTAL			**24,475**	**425**	**173**	**25,073**	**78**
AMERICAS							
United States	Verizon Wireless[3]	44.2	13,081	324	-	13,405	6
Others			689	71	-	760	83
TOTAL			**13,770**	**395**	**-**	**14,165**	**12**
ASIA PACIFIC							
Japan	J-Phone Vodafone	69.7	8,496	301	-	8,797	5
Australia	Vodafone	100.0	2,050	20	97	2,167	36
New Zealand	Vodafone	100.0	1,095	33	-	1,128	75
Others			1,685	155	978	2,818	57
TOTAL			**13,326**	**509**	**1,075**	**14,910**	**50**
MIDDLE EAST AND AFRICA							
Egypt	Vodafone	60.0	1,031	59	-	1,090	85
Others			2,197	85	-	2,282	84
TOTAL			**3,228**	**144**	**-**	**3,372**	**84**
GROUP TOTAL			**101,136**	**1,430**	**1,298**	**103,864**	**51**

1 All ownership percentages are stated as at 30 June 2002 and exclude options, warrants or other rights or obligations of Vodafone Group Plc to increase or decrease ownership in any venture. Ownership interests have been rounded to the nearest tenth of one percent.

2 Represents the acquisition of certain minority interests in Vodafone AG (formerly Mannesmann AG) during the period and stake increases in Vodafone Spain from approximately 91.6% to 93.8%, Vodafone Australia from 95.5% to 100% and China Mobile from approximately 2.2% to 3.4%.

3 The Group's proportionate customer base has been adjusted for Verizon Wireless's proportionate ownership of its customer base across all its network interests of approximately 98.3%. In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter dependent on the underlying mix of net additions across each of these networks.

4 Prepaid customer percentages are calculated on a venture basis.

* Listed subsidiary still to report.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

CONTROLLED ACTIVE CUSTOMER INFORMATION AS AT 30 JUNE 2002

COUNTRY	OPERATOR	CONTROLLED ACTIVE[1] PREPAID (%)	CONTROLLED ACTIVE[1] CONTRACT (%)	CONTROLLED ACTIVE[1] TOTAL (%)	CONTROLLED INACTIVE (%)
NORTHERN EUROPE					
UK	Vodafone	87	98	91	9
Ireland	Vodafone	100	98	99	1
Netherlands	Vodafone	89	99	92	8
Sweden	Vodafone†	*	*	*	*
TOTAL		**89**	**97**	**92**	**8**
CENTRAL EUROPE					
Germany	Vodafone	91	94	92	8
Hungary	Vodafone†	94	95	94	6
TOTAL		**91**	**94**	**92**	**8**
SOUTHERN EUROPE					
Greece	Vodafone	73	92	78	22
Italy	Vodafone Omnitel	93	92	93	7
Malta	Vodafone	94	98	94	6
Portugal	Vodafone	*	*	*	*
Spain	Vodafone	89	95	92	8
Albania	Vodafone[2]	N/A	N/A	N/A	N/A
TOTAL		**90**	**94**	**91**	**9**
ASIA PACIFIC					
Japan	J-Phone Vodafone[2]	N/A	N/A	99	1
Australia	Vodafone	88	95	92	8
New Zealand	Vodafone	95	100	96	4
TOTAL		**92**	**95**	**98**	**2**
MIDDLE EAST AND AFRICA					
Egypt	Vodafone†	94	96	94	6
TOTAL		**94**	**96**	**94**	**6**
CONTROLLED GROUP TOTAL		**90**	**95**	**93**	**7**

1 Active customers are defined as customers who have made or received a chargeable event in the last three months or, where information is not available, defined as customers who have made a chargeable event in the last three months (indicated by †).

2 No customer activity information is presently available in Albania, where network services commenced in August 2001. In Japan, customer activity information is only presently available on a total customer basis.

* Listed subsidiary still to report.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

MONTHLY REGISTERED BLENDED ARPU FOR THE 15 MONTHS TO 30 JUNE 2002

Country		Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun
Germany	EUR	24	25	25	26	26	25	26	24	24	25	23	25	25	27	26
Italy	EUR	28	29	30	31	30	28	29	27	28	29	26	30	28	29	29
Japan	JPY	8,100	7,600	7,700	7,500	6,100	7,800	7,400	7,800	7,600	7,500	7,200	7,600	7,300	7,400	7,200
United Kingdom	GBP	22	24	23	23	24	23	24	23	22	23	22	24	23	25	23

ARPU INFORMATION FOR THE 12 MONTH PERIOD TO 30 JUNE 2002

		ARPU[1]			
COUNTRY	OPERATOR	LOCAL CURRENCY	REGISTERED PREPAID	REGISTERED CONTRACT	REGISTERED TOTAL
NORTHERN EUROPE					
UK	Vodafone	GBP	119	544	278
Ireland	Vodafone	EUR	308	1,067	523
Netherlands	Vodafone	EUR	*	*	*
Sweden	Vodafone	SEK	*	*	*
CENTRAL EUROPE					
Germany	Vodafone	EUR	115	550	302
Hungary	Vodafone	HUF	40,380	189,327	54,193
SOUTHERN EUROPE					
Greece	Vodafone	EUR	*	*	*
Italy	Vodafone Omnitel	EUR	296	780	345
Malta	Vodafone	MTL	93	908	163
Portugal	Vodafone	EUR	*	*	*
Spain	Vodafone	EUR	146	641	372
ASIA PACIFIC					
Japan	J-Phone Vodafone	JPY	N/A	N/A	90,302
Australia	Vodafone	AUD	332	873	680
New Zealand	Vodafone	NZD	294	1,826	642
MIDDLE EAST AND AFRICA					
Egypt	Vodafone	EGP	750	3,057	1,029

1 ARPU is calculated for the 12 month period to 30 June 2002 and excludes handset revenues and connection fees.

* Listed subsidiary still to report

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUES

PROPORTIONATE BASIS		12 MONTHS TO 30 JUNE 2002			JUNE 2002 (MONTH ONLY)		
COUNTRY	OPERATOR	MESSAGING DATA	INTERNET DATA	TOTAL DATA	MESSAGING DATA	INTERNET DATA	TOTAL DATA
NORTHERN EUROPE							
UK	Vodafone	11.5%	1.1%	12.6%	13.2%	1.1%	14.3%
Others		7.3%	0.3%	7.6%	8.7%	0.5%	9.2%
TOTAL		9.7%	0.7%	10.4%	11.2%	0.8%	12.0%
CENTRAL EUROPE							
Germany	Vodafone	14.2%	0.6%	14.8%	14.8%	0.8%	15.6%
Others		7.0%	0.4%	7.4%	7.2%	0.5%	7.7%
TOTAL		13.3%	0.6%	13.9%	13.9%	0.7%	14.6%
SOUTHERN EUROPE							
Italy	Vodafone Omnitel	9.2%	0.2%	9.4%	10.1%	0.3%	10.4%
Others		7.8%	0.2%	8.0%	8.4%	0.2%	8.6%
TOTAL		8.6%	0.1%	8.7%	9.3%	0.2%	9.5%
AMERICAS							
United States	Verizon Wireless	0.1%	0.5%	0.6%	0.3%	0.6%	0.9%
Others		-	-	-	-	-	-
TOTAL		0.1%	0.5%	0.6%	0.3%	0.6%	0.9%
ASIA PACIFIC							
Japan	J-Phone Vodafone	6.1%	10.5%	16.6%	7.5%	12.4%	19.9%
Others		6.8%	0.3%	7.1%	7.9%	0.3%	8.2%
TOTAL		6.2%	8.6%	14.8%	7.6%	10.2%	17.8%
MIDDLE EAST AND AFRICA		3.5%	-	3.5%	3.3%	-	3.3%
PROPORTIONATE GROUP TOTAL		7.5%	2.0%	9.5%	8.4%	2.5%	10.9%

STATUTORY BASIS							
CONTROLLED GROUP TOTAL		9.8%	2.3%	12.1%	10.5%	3.5%	14.0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 29, 2002

By: [signature]
Name: Stephen R. Scott
Title: Company Secretary